Exhibit 99.7

To: Email to global PR leaders

From: Maria

Colleagues,

Today we announced that Adobe has entered into a definitive agreement to acquire TubeMogul (Nasdaq: TUBE), a leader in video advertising, with a single platform that enables brands and agencies to plan and buy video advertising across desktops, mobile, streaming devices and TVs.  TubeMogul is headquartered in Emeryville, California, with sales offices located in Sydney, Paris, London, Tokyo, Toronto, Shanghai, Sao Paulo, Kyiv, Singapore and Montreal.

Attached is the press release, which crossed the wire at 5 am PT today.  Please localize as appropriate for your regions. There is a public FAQ available here and if you receive questions not addressed in the press release, please send them directly to me and I will help provide an answer.

Thanks,

Maria